UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Under the Securities Exchange Act of 1934

OPTIMAL GROUP INC.
(Name of Issuer)

Class A Shares, no par value
(Title of Class of Securities)

68388R208
(CUSIP Number)

Mr. Hans-Martin Rüter
Abteistrasse 25
20149 Hamburg
Germany
0049 40 41172370

RütInvest GmbH
Attn: Mr. Hans-Martin Rüter
Abteistrasse 25
20149 Hamburg
Germany
0049 40 41172370
-----------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68388R208

1	Names of Reporting Persons. Hans-Martin Rüter

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Germany

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
2,628,882

	8	Shared Voting Power
0

	9	Sole Dispositive Power
2,628,882

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,628,882

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
10.21%

14	Type of Reporting Person (See Instructions)
IN

CUSIP No. 68388R208

1	Names of Reporting Persons. RütInvest GmbH

2	Check the Appropriate Box if a Member of a Group (See Instruction)
(a) ☒
(b) ☐

3	SEC Use Only

4	Source of Funds
n/a

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Germany

Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power
0

	8	Shared Voting Power
0

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
2,628,882

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)
10.21%

14	Type of Reporting Person (See Instructions)
CO

Item 1.  Security and Issuer

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends the Statement on Schedule 13D dated January 22, 2009 (the "Schedule 13D") filed by Hans-Martin Rüter, an individual residing in Germany, with respect to the beneficial ownership of Class A Shares, no par value (the "Securities"), of Optimal Group Inc., a Canadian corporation, which has its principal executive offices at 3500 de Maisonneuve Blvd. West, Suite 800, Montreal, Quebec, Canada, H3Z 3C1 (the "Issuer"). This Amendment is being filed to reflect (i) the purchase of an additional 247,143 shares of the Issuer's Securities by Mr. Rüter between January 22, 2009 and April 9, 2009 and (ii) the transfer of 2,628,882 shares of the Issuer's Securities by Mr. Rüter to RütInvest GmbH ("RütInvest"), a German corporation that is solely owned by Mr. Rüter, on April 14, 2009 and.

Item 2.  Identity & Background

This Amendment is filed on behalf of Mr. Hans-Martin Rüter and RütInvest (collectively, the "Filing Parties").

Mr. Rüter is Managing Director of Rütinvest, Forstkraft GmbH and GentleRob GmbH, all in Abteistrasse 25, 20149 Hamburg, Germany.  RütInvest is a private investment holding company with its principal offices located at Abteistrasse 25, 20149 Hamburg, Germany.

During the last five years, neither of the Filing Parties has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Filing Parties is a citizen of Germany.

Item 3  Source and Amount of Funds or Other Consideration

An additional 247,143 Shares of the Issuer were purchased by Mr. Rüter in the open market between January 22, 2009 and April 9, 2009.  A total of approximately $123,501 was paid to acquire the Shares at purchase prices ranging from $0.2798 to $0.6243 per Share.  The consideration paid for the Shares came from the personal funds of Mr. Rüter.

On April 15, 2009, Mr. Rüter entered into a Contribution Agreement with RütInvest, pursuant to which he contributed 2,628,882 Shares of the Issuer to RütInvest at the then current market value of the Shares.  The market value was set in accordance with the stock exchange quotation on April 15th of $0.35 per share, for a total of $920,108.70.  A copy of the Contribution Agreement is attached to this Amendment as Exhibit 1.  Mr. Rüter is the sole owner and Managing Director of RütInvest and has sole voting and dispositive power with respect to all of the Shares held by RütInvest.

Item 4. Purpose of Transaction

Mr. Rüter acquired the Shares, and RütInvest is currently holding the Shares, for investment in the ordinary course of business, without a view toward any of the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

a.	The responses of the Filing Parties to Items (11) and (13) on the cover pages of this Amendment are incorporated herein by reference.

b.	The responses of the Filing Parties to Items (7) through (10) on the cover pages of this Amendment are incorporated herein by reference.

c.	See Items 3 and 4 above.

d.	None.

e.	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

None

Item 7. Material to be Filed as Exhibits

Exhibit 1 - English translation of Contribution Agreement, dated April 15, 2009, by and between Mr. Hans-Martin Rüter and RütInvest GmbH.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2009
/s/ Hans-Martin Rüter
Hans-Martin Rüter

RütInvest GmbH

By: /s/ Hans-Martin Rüter
Hans-Martin Rüter
Managing Director

RütInvest
RütInvest GmbH
Abteistraße 25 •∙Hamburg
Tel: +49 (0)40 4117237-0 •∙Fax: +49 (0)40 4117237-0
info@ruetinvest.de •∙www.ruetinvest.de

Exhibit 1

CONTRIBUTION AGREEMENT

between

Mr. Hans-Martin Rüter, Abteistraße 25, Hamburg

and

RütInvest GmbH
registered in the Commercial Register of the District Court of Hamburg under HRB 103696 represented by the sole authorized representative, Managing Director and exempt from the limitations of §181 of the German Civil Law Code,
Mr. Hans-Martin Rüter

Preliminary Remark:

Mr. Hans-Martin Rüter is the owner of 2,628,882 shares of Canadian Optimal Group Inc., a company headquartered in Montreal (Canada) listed on NASDAQ under WKN 913809.

Mr. Hans-Martin Rüter intends to contribute his 2,628,882 shares of Optimal Group Inc. acquired in the time between October 2008 and April 2009 to the RütInvest GmbH.  In this regard the parties agree to the following Contribution Agreement:

§1
Contribution

1.	Hans-Martin Rüter contributes to RütInvest GmbH (hereinafter also called "Acquirer") his above-mentioned 2,628,882 shares of Optimal Group Inc. in the form of an undisclosed deposit.

2.	The contribution takes place without increasing the capital reserve of the Acquirer.

3.
The contribution takes place at the current market value of the interests.  The market value is set in accordance with the stock exchange quotation of today at USD 0.35 per share, therefore at a total of USD 920,108.70.  This amounts to a total of Euro 693,375.05 at an exchange rate of 1.327.

§2
Effective Day of Transfer/Preemptive Rights of Earnings

Effective day of the afore-mentioned contribution is today's date.  All of the rights and obligations resulting from the company's shares belong to the Acquirer.

§3
Warranty

Mr. Hans-Martin Rüter warrants that he is the owner of the shares to be transferred and that these are transferred to the Acquirer free of any kind of liens or encumbrances.

§4
Transfer

In execution of the afore-mentioned Contribution Agreement, Mr. Hans-Martin Rüter conveys all company shares to the Acquirer who accepts this assignment effective immediately.

§5
Costs

All costs arising out of this transfer, including possibly required certifications, will be born by the Acquirer.

§6
Miscellaneous

Exclusive jurisdiction for all legal disputes between the parties of or in connection with this Agreement is Hamburg.  The laws of the Federal Republic of Germany are in effect.

§7
Salvatorius Clause

If some provisions of this Agreement are or will be become invalid, the efficacy of the remaining provisions will not be impacted.  The ineffective provision should be replaced with a provision which economically comes closest to the intent of the parties had they known about the ineffectiveness.  The same holds true in case of a regulatory gap.

Hamburg, April 15, 2009

Signed: /s/ Hans-Martin Rüter Hans-Martin Rüter
Signed:
/s/ Hans-Martin Rüter
Hans-Martin Rüter as
Managing Director of RütInvest GmbH

RütInvest
RütInvest GmbH
Abteistraße 25 •∙Hamburg
Tel: +49 (0)40 4117237-0 •∙Fax: +49 (0)40 4117237-0
info@ruetinvest.de •∙www.ruetinvest.de